SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of September, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Guidance 3Q08 (USGAAP)

São Paulo, September 23, 2008 - Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community. This report assumes an average exchange rate of R$1.6684/US$ for 3Q08, 1% up from 2Q08 (R$1.6555/US$) and 13% below 3Q07 (R$1.9178/US$). The assumed exchange rate for the end of the period is R$1.80/US$, 10% higher than 2Q08 (R$1.6344/US$) and 2% below 3Q07 (R$1.8389/US$). VCP will report its 3Q08 results on October 15, 2008 before market.

Pulp Business
International Market VCP pulp sales, volume and price
The Russian Government maintains its plan to implement a new increase taxes on wood export, which will rise from €15/m3 to €50/m3, a growth of more than 230%. According to our estimates, the incremental tax posts an automatically rise of approximately US$180/ton in pulp cash cost of the Russian wood dependent countries, especially China and Finland. This additional cost could become economic unfeasible for the pulp production in many facilities, therefore, pushing forward the already expected capacity closures and further reducing the short term supply.

On the demand side, the pulp shipments to China recorded an increase of 24% in July when compared to same period of last year[1] and 10% above June 2008, illustrating that China is still responsible for the major growth in world demand.
However, the historical effect of lower demand in Europe during July and August (summer), along with the USA financial crisis, kept the pulp buyers cautious. The European pulp inventories were 34 days according EPIS - European Pulp Industry Sector, an increase of 4 days against June 2008.

The demand slowdown in short term resulted in a decrease in pulp list prices of US$20/ton in Europe and North America, and US$30/ton in Asia, bringing down the implemented increases in the first half of this year. Final list prices are US$845/ton in North America, US$820/ton in Europe and US$780/ton in Asia. Even with the reduction, the average list price for 3Q08 may remain stable compared to 2Q08 but 17% higher in the accumulated year over year.

Although the decrease in list price was between 2% to 4% during September, the Dollar appreciation against Real in the same period should more than offset the negative effect of the new list price when calculated in local currency.

VCP expects to end 3Q08 with a total pulp sales volume of approximately 260 thousands tons, 2% lower 3Q07 and 21% below 2Q08, due to maintenance stoppage.

We maintain our annual sales estimate of 1.200 thousand tons of market pulp, which represents a growth of 10% compared to 2007.

Paper Business
Paper market
During the second half of the year, it is historically normal to see an increase in paper demand when compared to the first half of the year. This result is attributed to a larger number of advertising campaigns (more commemorative dates and end of the year celebrations) and the notebook segment beginning production and increasing inventories for the upcoming school year. In addition, there is the start of a Federal Government program that distributes books to students who need assistance.

On the other hand, regardless of the growing consumption, the appreciation of Real keeps the competition tight with imported products; therefore we do not expect any increase in average paper price during 3Q08.

In this scenario, VCP should produce a paper volume of 109 thousands tons on 3Q08, an increase of 26% versus 2Q08. When compared to 3Q07, it posts a decrease of 9%, due to the sale of assets and gradual paper inventories reduction.

The mix should be distributed as follows: approximately 42% uncoated, 27% coated and 31% other / specials. Although uncoated paper average prices should increase around 1% QoQ, its higher presence in the paper mix in 3Q08 should reduce VCP total average price in 4% when compared to 2Q08 but 17% higher compared to the 3Q07, mostly because of local currency appreciation (in Reais terms, there is an increase of 1%).
For 2008 we maintain the paper sales volume projection around 380 thousands tons.

VCP’s paper sales

Results
Consolidated EBITDA w/ 50% of Conpacel
As expected, the scheduled stoppage for maintenance caused a temporary increase in cash cost due to lower dilution of fixed costs and expenses. The increase related to fixed costs and higher input consumption necessary to restart the mill was approximately US$42/ton, in line with our expectation. However, the non-recurring impact of the replacement of a turbulence generator (+US$11/ton) and the inflation on chemical costs on this quarter (+US$17/ton) may impact the total cash cost. The cost pressure of chemical products was partially offset by the lower specific consumption and better industrial productivity.

Excluding the non-recurrent and macroeconomic effects, the cash cost would be approximately US$310/ton, in line with our average expectations for 2008.

On the other hand, the reduction in selling expenses, including international logistics, should partially offset the above mentioned effects. The EBITDA margin should be around 26% in 3Q08.

VCP and Aracruz Corporate Restructuring
VCP will finance the acquisition of Aracruz shares held by Arapar through a financing agreement with JP Morgan, with which a Commitment Letter has already been signed. The amount will be US$1.8bi and the conditions will be release after the contract is signed.

Financial Result and Liquidity
The effects of Real depreciation on debt may reduce the financial income observed along the year. At the end of 3Q08, the accumulated (January to September) financial result may be negative around US$10 to US$30 millions, excluding the financial expenses related to the payment to the former shareholders of Ripasa, made in 2Q08.

The figures above refer to the impact on P/L, a consequence of our hedging policy, through which the company balances its net exposure in US Dollars against revenues in the same currency. Thus, even with the negative result above, there’s no relevant cash impact since the indebtedness is concentrated in the long term.

In terms of liquidity, VCP has approximately US$500 millions available, which is more than sufficient to honor its current needs. Regarding the derivatives, VCP has a comfortable position, with no relevant adjusts in this period.

Share price:	Number of Shares:	Investor Relations	Valdir Roque
VCPA4=R$35.61	201,361,416	Phone: (55 11) 2138-4287	CFO and IR Officer
ADR VCP =US$19.94	Market Cap:	4168	Gustavo Barreira, IR Manager
September 22, 2008	US$4 billions	4361	Mara Dias, IR Coordinator
		Fax: (55 11) 2138-4066	Anna Laura, IR Analyst
		Email: ir@vcp.com.br
		Web: www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 2 / 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: September 23, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer